SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 12, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2014 RESULTS

3Q14 Highlights (as compared to 2Q14):

•	Net Revenue Increased 7.3% to US$190.7 Million from US$177.8 Million

•	Gross Profit Increased to US$49.2 Million from US$42.0 Million

•	Gross Margin Improved to 25.8% from 23.6%

•	Operating Profit Increased to US$36.2 Million from US$27.6 Million

•	Net Earnings of US$0.64 Per Basic Common Share and US$0.62 Per Diluted Common Share Compared to US$0.19 Per Basic Common Share and US$0.18 Per Diluted Common Share

•	Generated US$18.5 Million of Free Cash Flow after US$20.4 Million of CapEx

•	Retained Balance of Cash and Cash Equivalents at US$470.4 Million from US$445.4 Million

United States – 11/12/2014, Taiwan – 11/13/2014 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2014. All U.S. dollar figures in this release are based on the exchange rate of NT$30.44 against US$1.00 as of September 30, 2014.

Net revenue for the third quarter of 2014 was NT$5,806.3 million or US$190.7 million, an increase of 7.3% from NT$5,413.4 million or US$177.8 million in the second quarter of 2014 and an increase of 13.6% from NT$5,111.9 million or US$167.9 million for the same period in 2013. This is above the high-end of the Company’s guidance, which called for revenue to increase by approximately 3% to 7%, as compared to the second quarter of 2014.

Net income for the third quarter of 2014 was NT$573.2 million or US$18.8 million, and NT$19.37 or US$0.64 per basic common share and NT$18.92 or US$0.62 per diluted common share, as compared to net income for the second quarter of 2014 of NT$169.8 million or US$5.6 million, and NT$5.70 or US$0.19 per basic common share and NT$5.56 or US$0.18 per diluted common share, and compared to net income in the third quarter of 2013 of NT$442.5 million or US$14.5 million, and NT$14.97 or US$0.49 per basic common share and NT$14.60 or US$0.48 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2014 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Results for the third quarter were above plan, with revenue increasing 7.3% in the third quarter to US$190.7 million, as compared to 2Q14, and overall capacity utilization increasing to 81% in Q314, as compared to 77% in Q214. We continue to benefit from growth in our DRAM and LCD driver businesses, which grew 5.1% and 6.6%, respectively, compared to the second quarter of 2014. Revenue from our mixed-signal business was up 19%, as compared to the second quarter of 2014, while revenue derived from our flash business increased approximately 11%. Gross margin on a consolidated basis was 25.8% in the third quarter, which was at the high-end of our prior guidance range of approximately 23% to 26%. We remain positive in our near term outlook given the healthy dynamics driving demand in the end markets served by our customers, and we remain focused on building value for our shareholders. To put our current growth trajectory in perspective, before we built out our LCD driver business, 4Q seasonality would typically have resulted in revenue being down about 10% in the fourth quarter, as compared to the third quarter. For 2014, we expect 4Q to come in stronger than the seasonal norm, with revenue flat to down in the low single digits, as compared to the third quarter of 2014, and margins holding strong at approximately at 23% to 26%. We expect continued stability in 2015, as we successfully leverage our integrated assembly and test business strategy.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We generated an additional US$18.5 million of free cash flow from our operations. This was after we invested US$20.4 million of CapEx in the third quarter of 2014, as we work to meet increased customer demand levels and improve efficiencies, including working to remove a bottleneck at our LCD driver testing and bumping segments. Our operating expenses were US$13.9 million or 7.3% of our Q3 revenue compared to US$15.7 million or 8.8% of revenue for Q2. We ended the quarter with a strong balance of cash and cash equivalents at US$470.4 million, and a net cash position of US$215.6 million. Our net debt to equity ratio remained healthy at negative 46.8%, as of September 30, 2014. Our total debt increased by US$50.6 million to US$254.8 million at the end of Q314, reflecting the strategic drawdown of US$197.1 million from our new credit facility to replace an older long-term loan, which resulted in overall lower interest expenses in the quarter. The non-controlling interests for the third quarter of 2014 increased to US$14.0 million as compared to US$9.4 million in Q214, primarily due to an increase of US$12.9 million in net income before tax at ChipMOS Taiwan in Q314 compared to Q214. We remain focused on smart growth, being a reliable partner for quality, critical OSAT services, and executing our longer-term capacity roadmap, in order to deliver consistent financial results, with further improvement to our balance sheet and shareholder value.”

Selected Operation Data
	3Q14		2Q14
Revenue by segment
Testing		24%		24%
Assembly		35%		35%
LCD Driver		23%		22%
Bumping		18%		19%

Utilization by segment
Testing		77%		75%
Assembly		79%		76%
LCD Driver		85%		73%
Bumping		85%		85%
Overall		81%		77%

CapEx	US$	20.4 million	US$	26.1 million
Testing		20%		39%
Assembly		35%		23%
LCD Driver		10%		9%
Bumping		35%		29%

Depreciation and amortization expenses	US$	23.7 million	US$	23.9 million

Condensed consolidated statements of cash flows	Period ended Sep. 30, 2014 US$ million	Period ended Sep. 30, 2013 US$ million
Net cash generated from (used in) operating activities	130.4	145.7
Net cash generated from (used in) investing activities	(88.7)	(79.8)
Net cash generated from (used in) financing activities	(10.5)	62.6
Net increase (decrease) in cash and cash equivalents	31.2	128.5
Effect of exchange rate changes on cash	(0.1)	(0.2)
Cash and cash equivalents at beginning of period	439.3	291.2
Cash and cash equivalents at end of period	470.4	419.5

Fourth Quarter 2014 Outlook

The Company expects revenue of fourth quarter of 2014 to be approximately flat to down in the low single digits, as compared to the third quarter of 2014. The Company expects gross margin on a consolidated basis to be in the range of approximately 23% to 26% for the fourth quarter of 2014. The Company expects depreciation and amortization expenses for the fourth quarter of 2014 to be approximately US$23 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the fourth quarter of 2014. The Company expects CapEx spending in support of existing customer demand to be approximately US$50 million in the fourth quarter of 2014, with CapEx spending for the full year 2014 to be approximately US$115 million as compared to US$110 million previously. The total number of the Company’s outstanding common shares at the end of the fourth quarter of 2014 is expected to be approximately 29 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2014 results on Wednesday, November 12, 2014 at 7:00 p.m. Eastern Time (8:00 a.m. Taiwan time, Thursday, November 13, 2014). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13592103.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2014, and Sep. 30, 2013

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2014	Jun. 30, 2014	Sep. 30, 2013
	USD	USD	USD
Revenue	190.7	177.8	167.9
Cost of revenue	(141.5)	(135.8)	(130.7)

Gross profit	49.2	42.0	37.2

Other operating income	0.9	1.3	1.3
Research and development expenses	(5.4)	(5.6)	(4.5)
Sales and marketing expenses	(0.9)	(0.8)	(1.1)
Administrative and general expenses	(5.7)	(6.9)	(5.8)
Other operating expenses	(1.9)	(2.4)	(0.1)

Operating profit	36.2	27.6	27.0

Non-operating income (expense), net	3.2	(4.3)	(2.9)

Profit (loss) before tax	39.4	23.3	24.1

Income tax benefit (expense)	(6.6)	(8.3)	(5.2)

Profit (loss) for the year	32.8	15.0	18.9

Attributable to:
Equity holders of the Company	18.8	5.6	14.5
Non-controlling interests	14.0	9.4	4.4

	32.8	15.0	18.9

Profit (loss) for the year	32.8	15.0	18.9
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	0.6	(0.4)	(0.1)
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	0.6	(0.4)	(0.1)

Total comprehensive income (loss)	33.4	14.6	18.8

Attributable to:
Equity holders of the Company	19.2	5.3	14.4
Non-controlling interests	14.2	9.3	4.4

	33.4	14.6	18.8

Earnings (loss) per share attributable to the Company – basic	0.64	0.19	0.49

Shares outstanding (in thousands) – basic	29,585	29,801	29,554

Net income (loss) attributable to the Company – diluted	18.8	5.6	14.5

Earnings (loss) per share attributable to the Company – diluted	0.62	0.18	0.48

Shares outstanding (in thousands) – diluted	30,293	30,522	30,306

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.44 against US$1.00 as of Sep. 30, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2014, and Sep. 30, 2013

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2014	Jun. 30, 2014	Sep. 30, 2013
	NTD	NTD	NTD
Revenue	5,806.3	5,413.4	5,111.9
Cost of revenue	(4,307.3)	(4,135.7)	(3,977.5)

Gross profit	1,499.0	1,277.7	1,134.4

Other operating income	26.2	40.5	40.4
Research and development expenses	(164.0)	(169.0)	(137.2)
Sales and marketing expenses	(26.9)	(24.4)	(33.8)
Administrative and general expenses	(175.0)	(210.8)	(176.5)
Other operating expenses	(56.8)	(73.1)	(1.9)

Operating profit	1,102.5	840.9	825.4

Non-operating income (expense), net	96.7	(130.4)	(89.9)

Profit (loss) before tax	1,199.2	710.5	735.5

Income tax benefit (expense)	(200.3)	(253.8)	(158.9)

Profit (loss) for the year	998.9	456.7	576.6

Attributable to:
Equity holders of the Company	573.2	169.8	442.5
Non-controlling interests	425.7	286.9	134.1

	998.9	456.7	576.6

Profit (loss) for the year	998.9	456.7	576.6
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	17.4	(12.5)	(4.5)
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	17.4	(12.5)	(4.5)

Total comprehensive income (loss)	1,016.3	444.2	572.1

Attributable to:
Equity holders of the Company	583.7	162.1	439.1
Non-controlling interests	432.6	282.1	133.0

	1,016.3	444.2	572.1

Earnings (loss) per share attributable to the Company – basic	19.37	5.70	14.97

Shares outstanding (in thousands) – basic	29,585	29,801	29,554

Net income (loss) attributable to the Company – diluted	573.2	169.8	442.5

Earnings (loss) per share attributable to the Company – diluted	18.92	5.56	14.60

Shares outstanding (in thousands) – diluted	30,293	30,522	30,306

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2014, and Sep. 30, 2013

Figures in Million of U.S. dollars (USD) (1)

	Sep. 30, 2014	Jun. 30, 2014	Sep. 30, 2013
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	7.2	0.3	0.4
Property, plant & equipment	414.0	416.8	404.8
Other non-current assets	10.6	10.7	12.5

Total non-current assets	431.8	427.8	417.7

Current assets
Inventories	56.1	51.9	48.8
Accounts and notes receivable	155.6	142.7	139.4
Short-term deposits	8.6	9.6	9.8
Other current assets	11.7	7.1	15.2
Cash and cash equivalents	470.4	445.4	419.5

Total current assets	702.4	656.7	632.7

Total assets	1,134.2	1,084.5	1,050.4

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.1	1.1	1.3
Capital surplus	382.5	391.3	398.1
Treasury stock	—	—	(19.1)
Retained earnings	62.4	59.0	44.4
Other component of equity	14.6	14.2	14.2

Equity attributable to equity holders of the Company	460.6	465.6	438.9

Non-controlling interests	263.1	247.9	221.6

Total equity	723.7	713.5	660.5

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	158.8	97.2	139.3
Other non-current liabilities	19.2	19.1	15.4

Total non-current liabilities	178.0	116.3	154.7

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	46.9	47.5	43.0
Other current liabilities	89.6	100.2	58.2
Bank loans – current portion	54.6	73.1	84.4
Short-term bank loans	41.4	33.9	49.6

Total current liabilities	232.5	254.7	235.2

Total liabilities	410.5	371.0	389.9

Total equity and liabilities	1,134.2	1,084.5	1,050.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.44 against US$1.00 as of Sep. 30, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2014, and Sep. 30, 2013

Figures in Million of NT dollars (NTD)

	Sep. 30, 2014	Jun. 30, 2014	Sep. 30, 2013
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	217.7	8.6	11.6
Property, plant & equipment	12,602.4	12,687.0	12,321.2
Other non-current assets	324.4	326.6	380.3

Total non-current assets	13,144.5	13,022.2	12,713.1

Current assets
Inventories	1,708.3	1,578.4	1,486.9
Accounts and notes receivable	4,735.6	4,342.5	4,242.0
Short-term deposits	263.5	292.9	299.1
Other current assets	355.3	217.3	462.0
Cash and cash equivalents	14,319.6	13,557.9	12,770.3

Total current assets	21,382.3	19,989.0	19,260.3

Total assets	34,526.8	33,011.2	31,973.4

EQUITY AND LIABILITIES
EQUITY
Issued capital	33.9	34.9	39.4
Capital surplus	11,644.2	11,909.4	12,119.1
Treasury stock	—	—	(581.7)
Retained earnings	1,899.6	1,795.6	1,349.7
Other component of equity	442.9	432.4	433.4

Equity attributable to equity holders of the Company	14,020.6	14,172.3	13,359.9

Non-controlling interests	8,009.2	7,546.1	6,746.9

Total equity	22,029.8	21,718.4	20,106.8

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	4,835.0	2,957.8	4,240.6
Other non-current liabilities	583.0	582.4	468.5

Total non-current liabilities	5,418.0	3,540.2	4,709.1

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,427.6	1,443.6	1,309.1
Other current liabilities	2,728.9	3,051.2	1,770.6
Bank loans – current portion	1,662.4	2,225.0	2,568.3
Short-term bank loans	1,260.1	1,032.8	1,509.5

Total current liabilities	7,079.0	7,752.6	7,157.5

Total liabilities	12,497.0	11,292.8	11,866.6

Total equity and liabilities	34,526.8	33,011.2	31,973.4